
SEC MAIL PROCESSING
RECEIVED
AUG 25 2010
WASH, D.C.
196
SECTION

SECURITIES A
Wa



10031758

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 50094 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2009 (MM/DD/YY) AND ENDING 06/30/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Security Management, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach, VA 23452
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fern E. Vazquez 757 431-1414
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Witt Mares, PLC
(Name – *if individual, state last, first, middle name*)

150 West Main Street Suite 1150 Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


FERN E. VAZQUEZ
COMMONWEALTH
REGISTRATION NO.
193308
MY COMM. EXPIRES
10/31/2013
OF VIRGINIA
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Financial Security Management, Inc.*

***(a wholly owned subsidiary)***

FINANCIAL REPORT

June 30, 2010 and 2009



# TABLE OF CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 1 |
| FINANCIAL STATEMENTS | |
| Statements of Financial Condition | 2 |
| Statements of Operations | 3 |
| Statements of Changes in Stockholders' Equity | 4 |
| Statements of Cash Flows | 5 |
| Notes to Financial Statements | 6-10 |
| SUPPLEMENTARY INFORMATION | |
| Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 11 |
| Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 12 |
| Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 13 |
| Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts | 14 |
| INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 | 15-16 |




WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.™

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statements of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) as of June 30, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc., at June 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Witt Mares, PLC

Norfolk, Virginia
August 2, 2010


SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2010
WASH, D.C.
196
SECTION

# FINANCIAL STATEMENTS



**FINANCIAL SECURITY MANAGEMENT, INC.**

Statements of Financial Condition

June 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 65,745 | $ 47,776 |
| Investments | 75,624 | 145,008 |
| Commissions receivable | 69,907 | 50,219 |
| Income tax receivable | 17,272 | - |
| Accounts receivable - related party | 40,580 | 74,040 |
| Prepaid expenses | 18,625 | 19,520 |
| Property and equipment, net | 32,598 | 33,284 |
| Licensing costs, net | 807 | 1,253 |
| Total assets | $ 321,158 | $ 371,100 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | 2010 | 2009 |
|---|---|---|
| **LIABILITIES** | | |
| Commissions payable | $ 48,832 | $ 35,084 |
| Net deferred income taxes | 4,285 | 4,758 |
| Total liabilities | 53,117 | 39,842 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding | 15,000 | 15,000 |
| Additional paid-in capital | 91,667 | 91,667 |
| Retained earnings | 161,374 | 224,591 |
| Total stockholders' equity | 268,041 | 331,258 |
| Total liabilities and stockholders' equity | $ 321,158 | $ 371,100 |

See accompanying notes.





# FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Operations

Years Ended June 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **COMMISSION INCOME** | $ 1,553,017 | $ 1,823,027 |
| **EXPENSES** | | |
| Commissions | 1,093,974 | 1,238,643 |
| Management fees | 461,440 | 507,091 |
| Professional fees | 22,594 | 47,222 |
| Taxes and licenses | 31,868 | 33,801 |
| Office expense | 9,904 | 12,954 |
| Depreciation | 12,368 | 13,536 |
| Amortization | 446 | 446 |
| Trade errors | - | 19,031 |
| Education | 2,000 | 1,820 |
| Total expenses | 1,634,594 | 1,874,544 |
| Operating loss | (81,577) | (51,517) |
| **OTHER INCOME (EXPENSE)** | | |
| Interest income | 301 | 1,572 |
| Unrealized gain (loss) on investments | 314 | (2,370) |
| Total other income (expense) | 615 | (798) |
| Loss before income taxes | (80,962) | (52,315) |
| **INCOME TAX BENEFIT (PROVISION)** | 17,745 | 18,047 |
| **NET LOSS** | $ (63,217) | $ (34,268) |

See accompanying notes.





**FINANCIAL SECURITY MANAGEMENT, INC.**
Statements of Changes in Stockholders' Equity
Years Ended June 30, 2010 and 2009

| | Shares | Common Stock | Additional Paid-In Capital | Retained Earnings |
|---|---|---|---|---|
| June 30, 2008 | 1,500 | $ 15,000 | $ 91,667 | $ 258,859 |
| Net loss | - | - | - | (34,268) |
| June 30, 2009 | 1,500 | 15,000 | 91,667 | 224,591 |
| Net loss | - | - | - | (63,217) |
| June 30, 2010 | 1,500 | $ 15,000 | $ 91,667 | $ 161,374 |

See accompanying notes.





# FINANCIAL SECURITY MANAGEMENT, INC.

Statements of Cash Flows
Years Ended June 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (63,217) | $ (34,268) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | 12,368 | 13,536 |
| Amortization | 446 | 446 |
| Unrealized (gain) loss on investments | (314) | 2,370 |
| Changes in assets and liabilities: | | |
| Deferred income taxes | (473) | (18,047) |
| Commissions receivable | (19,688) | 1,355 |
| Income tax receivable | (17,272) | - |
| Prepaid expenses | 895 | (1,048) |
| Accrued expenses | - | (82) |
| Accounts receivable - related party | 33,460 | (49,040) |
| Commissions payable | 13,748 | 1,002 |
| Net cash used in operating activities | (40,047) | (83,776) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| (Purchases of) proceeds from investments | 69,698 | (126,705) |
| Purchase of property and equipment | (11,682) | (2,708) |
| Net cash (used in) provided by investing activities | 58,016 | (129,413) |
| Net (decrease) increase in cash and cash equivalents | 17,969 | (213,189) |
| **CASH AND CASH EQUIVALENTS** | | |
| Beginning | 47,776 | 260,965 |
| Ending | $ 65,745 | $ 47,776 |
| **SUPPLEMENTAL CASH FLOW DISCLOSURES** | | |
| Cash paid during the year for: | | |
| Income taxes | $ - | $ 740 |

See accompanying notes.





## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

***Nature of Business***

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC).

***Use of Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

***Cash and Cash Equivalents***

For purposes of the statements of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives of five years using the straight-line method for financial reporting purposes.

***Affiliates and Ownership***

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

***Recognition of Revenue and Expenses***

The Company reports its commission income and expense on a settlement date basis.

***Commissions Receivable***

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2010 and 2009 and, accordingly, no allowance was considered necessary.

(Continued)





## NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

### *Investments*

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statements of operations as other income or expense.

### *Income Taxes*

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes and future net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The net operating loss carryforwards will begin to expire in 2028 through 2029.

## NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

| | 2010 | 2009 |
|---|---|---|
| Current: | | |
| Federal | $ (15,159) | $ - |
| State | (2,113) | - |
| Deferred: | | |
| Federal | (215) | (14,781) |
| State | (258) | (3,266) |
| Income tax (benefit) provision | $ (17,745) | $ (18,047) |

(Continued)





**NOTE 2. INCOME TAXES** (Concluded)

The Company's total deferred tax assets and liabilities are as follows:

| | 2010 | 2009 |
|---|---|---|
| Total deferred tax assets | $ 10,090 | $ 8,590 |
| Less valuation allowance | - | - |
| | 10,090 | 8,590 |
| Total deferred tax liabilities | (14,375) | (13,348) |
| Net deferred tax asset (liability) | $ (4,285) | $ (4,758) |

These amounts have been presented in the Company's financial statements as follows:

| | 2010 | 2009 |
|---|---|---|
| Deferred income taxes, current | $ (7,326) | $ (6,362) |
| Deferred income taxes, noncurrent | 3,041 | 1,604 |
| Net deferred tax asset (liability) | $ (4,285) | $ (4,758) |

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to a net operating loss carry forward, net capital loss carry forwards, and timing differences related to book and tax depreciation expenses. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2010 and 2009 will be fully realized and therefore no valuation allowance was recorded.

**NOTE 3. PROPERTY AND EQUIPMENT**

Property and equipment as of June 30, 2010 and 2009 consists of the following:

| | 2010 | 2009 |
|---|---|---|
| Computer and office equipment | $ 42,635 | $ 33,000 |
| Computer software | 36,725 | 34,678 |
| Less: accumulated depreciation | (46,762) | (34,394) |
| Net property and equipment | $ 32,598 | $ 33,284 |

**NOTE 4. RELATED PARTY TRANSACTIONS**

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees of $461,440 and $507,091 to FSG for the years ended June 30, 2010 and 2009. As of June 30, 2010 and 2009, FSG owed the Company $40,580 and $74,040, respectively, which constituted an intercompany loan.





## NOTE 5. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

## NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2010 and 2009, the Company had net capital of $149,568 and $154,631, which was $144,568 and $149,631 in excess of its required net capital of $5,000. The Company's net capital ratio was .33 to 1 and .49 to 1 at June 30, 2010 and 2009, respectively.

## NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia as of June 30, 2010 and 2009. At times during the year, the balance in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. During fiscal year 2009, the Company opened an investment account which is insured by the Securities Investor Protection Corporation. The account balance did not exceed the SIPC limit during the years 2010 and 2009.

## NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

Effective July 1, 2007, the Company adopted Statement of Financial Accounting Standard FASB ASC 820, *Fair Value Measurements*. FASB ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB ASC 820 was applied prospectively as of the beginning of the Company's 2008 fiscal year.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

(Continued)





## NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (Concluded)

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets as well as the general classification of such instruments pursuant to the valuation hierarchy.

***Trading Securities***

Currently, all of the Company's investments are classified as "trading securities". Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

## NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 2, 2010, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure pursuant to the FASB Accounting Standards Codification.





## SUPPLEMENTARY INFORMATION
## PURSUANT TO RULE 17a-5 OF THE
## SECURITIES AND EXCHANGE ACT OF 1934



**FINANCIAL SECURITY MANAGEMENT, INC.**
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2010 and 2009

| | 2010 | 2009 |
|---|---|---|
| **NET CAPITAL** | | |
| Stockholders' equity | $ 268,041 | $ 331,258 |
| Net deferred income taxes | 4,285 | 4,758 |
| Total capital and allowable subordinated liabilities | 272,326 | 336,016 |
| Net Capital addbacks and adjustments: | | |
| Accounts receivable - related party | 40,580 | 74,040 |
| Trails receivable, net | 10,435 | 9,536 |
| Prepaid expenses and other assets | 51,223 | 52,804 |
| Licensing costs, net | 807 | 1,253 |
| Haircuts on security positions | 2,441 | 3,752 |
| Income tax receivable | 17,272 | - |
| Guarantee on affiliate debt | - | 40,000 |
| | 122,758 | 181,385 |
| Net capital | $ 149,568 | $ 154,631 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition: | | |
| Commissions payable | $ 48,832 | $ 35,084 |
| Guarantee of affiliate debt | - | 40,000 |
| Total aggregate indebtedness | $ 48,832 | $ 75,084 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required | $ 5,000 | $ 5,000 |
| Excess net capital | $ 144,568 | $ 149,631 |
| Ratio: Aggregate indebtedness to net capital | .33 to 1 | .49 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2010 | $ 149,568 | $ 203,195 |
| Allowable credits - deferred income taxes | - | (22,805) |
| Trails receivable, net | - | (9,536) |
| Audit adjustments to the following accounts: | | |
| Accounts payable, accrued liabilities, expenses and other | - | (16,223) |
| Net capital per above | $ 149,568 | $ 154,631 |





**FINANCIAL SECURITY MANAGEMENT, INC.**

Schedule II

Computation for Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2010 and 2009

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.





# FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III

Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

June 30, 2010 and 2009

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.





# FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
June 30, 2010 and 2009

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.





WITT MARES
THE POWER TO MAKE A DIFFERENCE. THE PEOPLE TO MAKE IT COUNT.℠

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audits of the financial statements of Financial Security Management, Inc. (the Company), as of and for the years ended June 30, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Witt Mares, PLC

Norfolk, Virginia
August 2, 2010





# *Financial Security Management, Inc.*
## *(a wholly owned subsidiary)*

FINANCIAL REPORT

June 30, 2010 and 2009

WITT MARES
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS